Filed pursuant to Rule 433

Registration No. 333-264984

September 6, 2023

Final Term Sheet

5.80% First Mortgage Bonds due 2054 (the “Notes”)

Secured Medium-Term Notes, Series M

IDAHO POWER COMPANY

Issuer: Idaho Power Company

Trade Date: September 6, 2023

Original Issue Date/Settlement Date: September 11, 2023, which is the third business day following the Trade Date, or “T+3.” Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement

Principal Amount: $350,000,000

Original Interest Accrual Date: September 11, 2023

Price to Public: 99.076% of Principal Amount, plus accrued interest, if any, from the Original Issue Date

Purchasers’ Discount: 0.875%

Proceeds to the Company: 98.201%

Interest Rate: 5.80% per annum

Anticipated Ratings:*

Standard & Poor’s Ratings Services: “A-”

Moody’s Investors Service: “A2”

Anticipated Use of Proceeds: To fund a portion of Idaho Power Company’s capital expenditures and for other general corporate purposes.

Interest Payment Dates: April 1 and October 1, commencing April 1, 2024

Redemption: As specified in Pricing Supplement No. 2 dated September 6, 2023

Make-whole Call: Prior to October 1, 2053, the greater of

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and

•  100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

Par Call: On or after October 1, 2053, 100% of the principal amount to be redeemed

Maturity Date: April 1, 2054

CUSIP: 45138L BJ1

Purchasers:

MUFG Securities Americas Inc. ($98,000,000)

J.P. Morgan Securities LLC ($91,000,000)

Wells Fargo Securities, LLC ($91,000,000)

BofA Securities, Inc. ($35,000,000)

U.S. Bancorp Investments, Inc. ($35,000,000)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the accompanying prospectus supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling MUFG Securities Americas Inc., toll-free at 1-877-649-6848, J.P. Morgan Securities LLC, collect at 1-212-834-4533 or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751.